Exhibit 99.1

Top Wealth Group Holding Limited Announces Pricing of $10.8 Million Public Offering of Ordinary Shares

Hong Kong, October 11, 2024 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), a Hong Kong-based supplier of luxury caviar products, today announced the pricing of its public offering of 27,000,000 ordinary shares at a public offering price of $0.4 per ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $10.8 million. The offering is expected to close on October 14, 2024, subject to customary closing conditions.

AC Sunshine Securities LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-282302) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 30, 2024. The offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the offering has been filed with the SEC. Copies of the final prospectus relating to this offering, when available, will be filed with the SEC and may be obtained from AC Sunshine Securities LLC, 200 E. Robinson Street, Suite 295, Orlando, FL 32801, at +1 (917) 593-8838.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email:  ir@topwealth.cc